UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CCC Intelligent Solutions Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q100
(CUSIP Number)

Allan Kahn

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Brian Lavin, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q100	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OH Cypress Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Offshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Offshore 892), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Management), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OHCP GenPar IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON OHCP MGP IV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,070,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,070,161
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,070,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12510Q100	SCHEDULE 13D	Page 10 of 14

Introductory Statement

This Amendment No. 4 to the Statement on Schedule 13D (as so amended, this “Schedule 13D”) is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) OH Cypress Aggregator, L.P., (2) Oak Hill Capital Partners IV (Onshore), L.P., (3) Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P., (4) Oak Hill Capital Partners IV (Offshore), L.P., (5) Oak Hill Capital Partners IV (Offshore 892), L.P., (6) Oak Hill Capital Partners IV (Management), L.P., (7) OHCP GenPar IV, L.P., and (8) OHCP MGP Partners IV, Ltd. (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, was previously filed.

This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of CCC Intelligent Solutions Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 222 Merchandise Mart Plaza, Suite 900, Chicago, IL 60654.

Item 2.	Identity and Background.

Item 2 is hereby restated as follows:

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by OH Cypress Aggregator, L.P (“OH Cypress”). OH Cypress is beneficially owned by Oak Hill Capital Partners IV (Onshore), L.P., Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P., Oak Hill Capital Partners IV (Offshore), L.P., Oak Hill Capital Partners IV (Offshore 892), L.P., Oak Hill Capital Partners IV (Management), L.P. (together, including OH Cypress, the “Oak Hill Fund IV Entities”) and certain of their co-investors. The general partner of each of the Oak Hill Fund IV Entities is OHCP GenPar IV, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP IV, Ltd. (“Oak Hill UGP”).

Tyler Wolfram, Brian Cherry, and Steven Puccinelli serve as the directors of Oak Hill UGP and can be deemed to exercise voting and investment control over the shares held by the Oak Hill Fund IV Entities. Each of these directors is a citizen of the United States. Tyler Wolfram, Brian Cherry, Steven Puccinelli, John Monsky, Allan Kahn and Christopher Taylor are officers of Oak Hill UGP. Each of these directors and officers is a citizen of the United States.

Tyler Wolfram, Brian Cherry, Steven Puccinelli, John Monsky, Allan Kahn and Christopher Taylor are referred to as the “Related Persons.” Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The Reporting Persons are principally engaged in the business of investments in securities and the Related Persons are partners or employees of Oak Hill Capital Management, LLC or an affiliate.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, New York 10022.

CUSIP No. 12510Q100	SCHEDULE 13D	Page 11 of 14

(d) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Related Persons is set forth above in this Item 2.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On May 30, 2024, OH Cypress sold 8,377,008 shares, of Common Stock for $11.426 per share (the “Offering”), pursuant to that certain Underwriting Agreement by and among OH Cypress, certain other selling stockholders party thereto, the Issuer and the underwriters (the “Underwriting Agreement”). In connection with the Offering, OH Cypress entered into a customary “lock-up” agreement with the underwriters, dated May 28, 2024 (the “Lock-up Agreement”), pursuant to which OH Cypress generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 30 days after the date of the final prospectus relating to the Offering, without prior written consent from the underwriters.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 99.1, and a form of the Lock-up Agreement attached as Exhibit A to the Underwriting Agreement, both of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference in their entirety into this Item 5.

(a) – (b) Each of the Reporting Persons may be deemed to beneficially own 33,070,161 shares of the Issuer’s Common Stock held by OH Cypress, which represents 5.3% of the Common Stock outstanding. The calculations of beneficial ownership and voting power described herein are based on 621,529,879 shares of Common Stock of the Issuer on May 28, 2024, as reported in the Issuer’s prospectus supplement filed on May 29, 2024.

CUSIP No. 12510Q100	SCHEDULE 13D	Page 12 of 14

(c) Except pursuant to the Offering, the Reporting Persons have not effected any transaction with respect to the Common Stock since the filing of Amendment No. 3 to this Schedule 13/D on April 11, 2024.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.
99.1

Underwriting Agreement, dated as of May 28, 2024, by and among OH Cypress, certain other selling stockholders party thereto, the Issuer and the Underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on May 30, 2024 and incorporated herein by reference).

CUSIP No. 12510Q100	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

OH CYPRESS AGGREGATOR, L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore Tax Exempt), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore 892), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

CUSIP No. 12510Q100	SCHEDULE 13D	Page 14 of 14

OAK HILL CAPITAL PARTNERS IV (Management), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP GENPAR IV, L.P.
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP MGP IV, LTD.

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary